

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

16 June 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


05009166

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 16th of June 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
<u>MyTravel Group plc</u>

Enclosures

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

16 June 2005

12. Total holding following this notification

707,315,816 A ordinary shares of which 685,252,952 are held by Credit Suisse First Boston (Europe) Limited and 22,062,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

5.94% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the investment banking business of Credit Suisse and reference to CSFB in this notice includes all of the subsidaries and affilates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested. CSFBEL has an interest in 4,043 shares under section 208(5) of the Companies Act 1985 by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

15. Name of contact and telephone number for queries

Mike Vaux – Tel +44 161 232 6567



16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

16 June 2005

CREDIT SUISSE | FIRST BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED

One Cabot Square
London
E14 4QJ

Telephone +44 (0)20 7888 8888
Facsimile +44 (0)20 7888 1600
www.csfb.com

Fax: 0161 232 6524

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

16 June 2005

Dear Sirs

MyTravel ("The Company")

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 13 June 2005, following disposals, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 685,252,952 "A" shares. CSFBEL has an interest in 4,043 shares under section 208(5) of the Act by virtue of the right to re-delivery of equivalent securities under stock lending arrangements.

2. Credit Suisse First Boston International (CSFBi): 22,062,864 "A" shares.

5.94%

CSFB now holds a total interest of 707,315,816 shares being equivalent to approximately 5.94% of the total shares in issue of this class. (Shares outstanding being 11,899,423,406).

CSFBEL and CSFBi are members of the investment banking business of Credit Suisse and reference to CSFB in this letter includes all of the subsidiaries and affiliates of Credit Suisse operating under the Credit Suisse First Boston name. Those CSFB companies which are direct or indirect holding companies of CSFBEL and CSFBi are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBi are interested.

Yours faithfully



Rob Daborn
Vice President – Legal and Compliance

Registered Office as above
Registered in England No. 891554
Authorised and Regulated by the Financial Services Authority

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and/ or its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945	4,150,000
HSBC Global Custody Nominee (UK) Ltd A/c 923363	20,256,000
HSBC Global Custody Nominee (UK) Ltd A/c 942199	73,320,000
HSBC Global Custody Nominee (UK) Ltd A/c 942229	36,760,000
HSBC Global Custody Nominee (UK) Ltd A/c 942217	27,130,000
HSBC Global Custody Nominee (UK) Ltd A/c 942175	55,800,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245	43,561,000
HSBC Global Custody Nominee (UK) Ltd A/c 770286	18,890,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206	289,324,763
HSBC Global Custody Nominee (UK) Ltd A/c 866203	16,200,000
HSBC Global Custody Nominee (UK) Ltd A/c 969995	8,264,428
HSBC Global Custody Nominee (UK) Ltd A/c 754612	80,114,900
HSBC Global Custody Nominee (UK) Ltd A/c 282605	96,270,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	17,706,785
HSBC Global Custody Nominee (UK) Ltd A/c 824434	4,076,100
Total	791,823,976

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A Ordinary shares of 1p

10. Date of transaction

Not supplied

11. Date company informed

16 June 2005

12. Total holding following this notification

791,823,976 A Ordinary Shares of 1p

13. Total percentage holding of issued class following this notification

6.65% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux – Assistant Company Secretary



Date of notification

16 June 2005

Your Fax: 0161 232 6524

16 June, 2005



Legal & General
Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH

Tel 020 7489 1888
Fax 020 7528 6833
www.lglm.co.uk

My Travel Group Plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU
Attn: Company Secretary

Disclosure of Interest in shares Under Section 198

Please find below the details of the notifiable interest of Legal & General Group plc and/or its subsidiaries in the relevant share capital of your company:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945	4,150,000	
HSBC Global Custody Nominee (UK) Ltd A/C 923363	20,256,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942199	73,320,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942229	36,760,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942217	27,130,000	
HSBC Global Custody Nominee (UK) Ltd A/c 942175	55,800,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	43,561,000	
HSBC Global Custody Nominee (UK) Ltd A/c 770286	18,890,000	
HSBC Global Custody Nominee (UK) Ltd A/c.357206	289,324,763	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	16,200,000	
HSBC Global Custody Nominees (UK) Ltd A/c 969995	8,264,428	
HSBC Global Custody Nominee (UK) Ltd A/c 754612	80,114,900	
HSBC Global Custody Nominee (UK) Ltd A/c 282605	96,270,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	17,706,785	
HSBC Global Custody Nominee (UK) Ltd A/c 824434	4,076,100	
	791,823,976	7.02%

6590

We currently have a notifiable interest in 791,823,976 shares which we understand represents 7.02% of that class of your share capital calculated on an issued share capital of 11,275,617,222 shares.

Should you wish to discuss any aspect of this notification, please do not hesitate to contact Helen Lewis on 020 7528 6742.

Yours faithfully,

Helen Lewis
Authorised Signatory

Helen Tasker
Authorised Signatory

Legal & General
Investment Management Limited
Registered in England No. 2091894
Registered Office: Temple Court